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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

JLM Industries, Inc. (Name of Issuer)
Common Stock, par value $0.01 per share (Title of Class of Securities)
46621D 10 3 (CUSIP Number)
Copies to:
John L. Macdonald c/o JLM Industries, Inc. 8675 Hidden River Parkway Tampa, Florida 33637 (813) 632-3310	Philip S. Sassower c/o Phoenix Enterprises LLC 135 East 57th Street, 12th Floor New York, New York 10022 (212) 759-1909	Jonathan J. Russo, Esq. Brown Raysman Millstein Felder & Steiner LLP 900 Third Avenue New York, New York 10022 (212) 895-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 24, 2003 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐.

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 28 Pages

CUSIP No. 46621D 10 3	13D	Page 2 of 28 Pages

(1)	Name of Reporting Persons. John L. Macdonald

(2)	Check the Appropriate Box if a Member of a Group		(a) ☒
(b) ☐

(3) SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization United States

NUMBER OF SHARES	(7)	Sole Voting Power 280,917 shares
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 3,778,608 shares[1]
PERSON WITH
	(9)	Sole Dispositive Power 280,917 shares

	(10)	Shared Dispositive Power 2,429,608 shares[2]

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,059,525 shares[1]

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 41.8%

(14)	Type of Reporting Person IN

[1] Includes 1,349,000 shares of common stock held of record by Derry L. Macdonald. Mr. Macdonald is deemed to beneficially own such 1,349,000 shares because Mr. Macdonald has the right to vote such shares pursuant to the terms of a Stockholders Voting Agreement, Irrevocable Proxy and Right of First Refusal dated September 17, 1999 ("Stockholders' Agreement"). Ms. Derry Macdonald is not a Reporting Person for the purposes of this Schedule 13D and is not a member of the group for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or this Schedule 13D.
[2] Excludes 1,349,000 shares of common stock held of record by Derry Macdonald, which shares are covered by the Stockholders' Agreement.

CUSIP No. 46621D 10 3	13D	Page 3 of 28 Pages

(1)	Name of Reporting Persons.
Irrevocable Trust created under Agreement dated December 15, 1995 between John Macdonald as Grantor and Maxwell Stolzberg as Trustee (the "Irrevocable Trust")
I.R.S. Identification Nos. of Above Persons (entities only)

(2)	Check the Appropriate Box if a Member of a Group		(a) ☒
(b) ☐

(3) SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization Florida Irrevocable Trust

NUMBER OF SHARES	(7)	Sole Voting Power -0- shares
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 2,429,608 shares
PERSON WITH
	(9)	Sole Dispositive Power -0- shares

	(10)	Shared Dispositive Power 2,429,608 shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,429,608 shares

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 25.1%

(14)	Type of Reporting Person OO

CUSIP No. 46621D 10 3	13D	Page 4 of 28 Pages

(1)	Name of Reporting Persons. Maxwell Stolzberg as Trustee of the Irrevocable Trust

(2)	Check the Appropriate Box if a Member of a Group		(a) ☒
(b) ☐

(3) SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization United States

NUMBER OF SHARES	(7)	Sole Voting Power -0- shares
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 2,429,608 shares
PERSON WITH
	(9)	Sole Dispositive Power -0- shares

	(10)	Shared Dispositive Power 2,429,608 shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,429,608 shares

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 25.1%

(14)	Type of Reporting Person IN

CUSIP No. 46621D 10 3	13D	Page 5 of 28 Pages

(1)	Name of Reporting Persons. Philip S. Sassower

(2)	Check the Appropriate Box if a Member of a Group		(a) ☒
(b) ☐

(3) SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization United States

NUMBER OF SHARES	(7)	Sole Voting Power 5,000 shares
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 619,780 shares[3]
PERSON WITH
	(9)	Sole Dispositive Power 5,000 shares

	(10)	Shared Dispositive Power 619,780 shares[3]

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 624,780 shares[3]

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 6.3%

(14)	Type of Reporting Person IN

[3] Includes (a) 331,048 shares held by Phoenix Enterprises LLC, of which Mr. Sassower is managing member, and (b) 80,400 shares of common stock held of record and 208,332 shares issuable upon the exercise of warrants held of record by The Philip S. Sassower 1996 Charitable Remainder Annuity Trust (the "CRAT"). Mr. Sassower is the co-trustee of the CRAT and disclaims beneficial ownership of all securities held by the CRAT. This statement shall not be deemed an admission that he is the beneficial owner of such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

CUSIP No. 46621D 10 3	13D	Page 6 of 28 Pages

(1)	Name of Reporting Persons. Phoenix Enterprises LLC I.R.S. Identification Nos. of Above Persons (entities only)

(2)	Check the Appropriate Box if a Member of a Group		(a) ☒
(b) ☐

(3) SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization New York

NUMBER OF SHARES	(7)	Sole Voting Power -0- shares
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 331,048 shares
PERSON WITH
	(9)	Sole Dispositive Power -0- shares

	(10)	Shared Dispositive Power 331,048 shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 331,048 shares

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 3.4%

(14)	Type of Reporting Person OO

CUSIP No. 46621D 10 3	13D	Page 7 of 28 Pages

(1)	Name of Reporting Persons. The Philip S. Sassower 1996 Charitable Remainder Annuity Trust I.R.S. Identification Nos. of Above Persons (entities only)

(2)	Check the Appropriate Box if a Member of a Group		(a) ☒
(b) ☐

(3) SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization New York

NUMBER OF SHARES	(7)	Sole Voting Power -0- shares
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 288,732 shares
PERSON WITH
	(9)	Sole Dispositive Power -0- shares

	(10)	Shared Dispositive Power 288,732 shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 288,732 shares

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 2.9%

(14)	Type of Reporting Person OO

CUSIP No. 46621D 10 3	13D	Page 8 of 28 Pages

(1)	Name of Reporting Persons. Edward Sassower

(2)	Check the Appropriate Box if a Member of a Group		(a) ☒
(b) ☐

(3) SEC Use Only

(4)	Source of Funds PF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization United States

NUMBER OF SHARES	(7)	Sole Voting Power 234,228 shares[4]
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power -0- shares
PERSON WITH
	(9)	Sole Dispositive Power 234,228 shares[4]

	(10)	Shared Dispositive Power -0- shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 234,228 shares[4]

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 2.4%

(14)	Type of Reporting Person IN

[4] Includes 32,600 held by Edward Sassower as custodian for his minor children and excludes 10,600 shares held by Wendy Sassower, the wife of Edward Sassower.

CUSIP No. 46621D 10 3	13D	Page 9 of 28 Pages

(1)	Name of Reporting Persons. Wendy Sassower

(2)	Check the Appropriate Box if a Member of a Group		(a) ☒
(b) ☐

(3) SEC Use Only

(4)	Source of Funds PF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization United States

NUMBER OF SHARES	(7)	Sole Voting Power 10,600 shares[5]
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power -0- shares
PERSON WITH
	(9)	Sole Dispositive Power 10,600 shares[5]

	(10)	Shared Dispositive Power -0- shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,600 shares[5]

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) Less than 1%

(14)	Type of Reporting Person IN

[5] Excludes (i) 201,628 shares held by Edward Sassower, the husband of Wendy Sassower, and (ii) 32,600 shares held by Edward Sassower as custodian for the minor children of Edward and Wendy Sassower.

CUSIP No. 46621D 10 3	13D	Page 10 of 28 Pages

(1)	Name of Reporting Persons. Edward Sassower, as Custodian for William and James Sassower

(2)	Check the Appropriate Box if a Member of a Group		(a) ☒
(b) ☐

(3) SEC Use Only

(4)	Source of Funds PF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization United States

NUMBER OF SHARES	(7)	Sole Voting Power 32,600 shares
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power -0- shares
PERSON WITH
	(9)	Sole Dispositive Power 32,600 shares

	(10)	Shared Dispositive Power -0- shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 32,600 shares

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) Less than 1%

(14)	Type of Reporting Person IN

CUSIP No. 46621D 10 3	13D	Page 11 of 28 Pages

(1)	Name of Reporting Persons. Mark Sassower

(2)	Check the Appropriate Box if a Member of a Group		(a) ☒
(b) ☐

(3) SEC Use Only

(4)	Source of Funds PF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization United States

NUMBER OF SHARES	(7)	Sole Voting Power 231,918 shares[6]
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power -0- shares
PERSON WITH
	(9)	Sole Dispositive Power 231,918 shares[6]

	(10)	Shared Dispositive Power -0- shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 231,918 shares[6]

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 2.4%

(14)	Type of Reporting Person IN

[6] Includes 30,200 shares held by Mark Sassower as custodian for his minor children and excludes 8,900 held by Jill Sassower, the wife of Mark Sassower.

CUSIP No. 46621D 10 3	13D	Page 12 of 28 Pages

(1)	Name of Reporting Persons. Jill Sassower

(2)	Check the Appropriate Box if a Member of a Group		(a) ☒
(b) ☐

(3) SEC Use Only

(4)	Source of Funds PF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization United States

NUMBER OF SHARES	(7)	Sole Voting Power 8,900 shares[7]
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power -0- shares
PERSON WITH
	(9)	Sole Dispositive Power 8,900 shares[7]

	(10)	Shared Dispositive Power -0- shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,900 shares[7]

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) Less than 1%

(14)	Type of Reporting Person IN

[7] Excludes (i) 201,718 shares held by Mark Sassower, the husband of Jill Sassower, and (ii) 30,200 shares held by Mark Sassower as custodian for the minor children of Mark and Wendy Sassower.

CUSIP No. 46621D 10 3	13D	Page 13 of 28 Pages

(1)	Name of Reporting Persons. Mark Sassower, as Custodian for Rachel, Lauren and David Sassower

(2)	Check the Appropriate Box if a Member of a Group		(a) ☒
(b) ☐

(3) SEC Use Only

(4)	Source of Funds PF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization United States

NUMBER OF SHARES	(7)	Sole Voting Power 30,200 shares
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power -0- shares
PERSON WITH
	(9)	Sole Dispositive Power 30,200 shares

	(10)	Shared Dispositive Power -0- shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 30,200 shares

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) Less than 1%

(14)	Type of Reporting Person IN

CUSIP No. 46621D 10 3	13D	Page 14 of 28 Pages

(1)	Name of Reporting Persons. Robert Sassower

(2)	Check the Appropriate Box if a Member of a Group		(a) ☒
(b) ☐

(3) SEC Use Only

(4)	Source of Funds PF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization United States

NUMBER OF SHARES	(7)	Sole Voting Power 200,764 shares
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power -0- shares
PERSON WITH
	(9)	Sole Dispositive Power 200,764 shares

	(10)	Shared Dispositive Power -0- shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 200,764 shares

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 2.1%

(14)	Type of Reporting Person IN

CUSIP No. 46621D 10 3	13D	Page 15 of 28 Pages

(1)	Name of Reporting Persons. Caroline O. Sack

(2)	Check Box the Appropriate Box if a Member of a Group		(a) ☒
(b) ☐

(3) SEC Use Only

(4)	Source of Funds PF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization United States

NUMBER OF SHARES	(7)	Sole Voting Power 87,328 shares[8]
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power -0- shares
PERSON WITH
	(9)	Sole Dispositive Power 87,328 shares[8]

	(10)	Shared Dispositive Power -0- shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 87,328 shares[8]

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) Less than 1%

(14)	Type of Reporting Person IN

[8] Excludes 26,000 shares held by Jonathan Sack as custodian for the minor children of Jonathan Sack and Caroline Sack.

CUSIP No. 46621D 10 3	13D	Page 16 of 28 Pages

(1)	Name of Reporting Persons. Jonathan Sack, as Custodian for Elizabeth and Charlotte Sack

(2)	Check Box the Appropriate Box if a Member of a Group		(a) ☒
(b) ☐

(3) SEC Use Only

(4)	Source of Funds PF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization United States

NUMBER OF SHARES	(7)	Sole Voting Power 26,000 shares[9]
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power -0- shares
PERSON WITH
	(9)	Sole Dispositive Power 26,000 shares[9]

	(10)	Shared Dispositive Power -0- shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 26,000 shares[9]

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) Less than 1%

(14)	Type of Reporting Person IN

[9] Excludes 87,328 shares held by Caroline Sack, the wife of Jonathan Sack.

CUSIP No. 46621D 10 3	13D	Page 17 of 28 Pages

(1)	Name of Reporting Persons. Goren Brothers Limited Partnership I.R.S. Identification Nos. of Above Persons (entities only)

(2)	Check box the Appropriate Box if a Member of a Group		(a) ☒
(b) ☐

(3) SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization New York

NUMBER OF SHARES	(7)	Sole Voting Power -0- shares
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 235,000 shares
PERSON WITH
	(9)	Sole Dispositive Power -0- shares

	(10)	Shared Dispositive Power 235,000 shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 235,000 shares

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 2.4%

(14)	Type of Reporting Person PN

CUSIP No. 46621D 10 3	13D	Page 18 of 28 Pages

(1)	Name of Reporting Persons. JAM Capital Assoc. LLC I.R.S. Identification Nos. of Above Persons (entities only)

(2)	Check Box the Appropriate Box if a Member of a Group		(a) ☒
(b) ☐

(3) SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization New York

NUMBER OF SHARES	(7)	Sole Voting Power -0- shares
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 147,000 shares
PERSON WITH
	(9)	Sole Dispositive Power -0- shares

	(10)	Shared Dispositive Power 147,000 shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 147,000 shares

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 1.5%

(14)	Type of Reporting Person OO

CUSIP No. 46621D 10 3	13D	Page 19 of 28 Pages

(1)	Name of Reporting Persons. Daryl Lee Scot LLC I.R.S. Identification Nos. of Above Persons (entities only)

(2)	Check Box the Appropriate Box if a Member of a Group		(a) ☒
(b) ☐

(3) SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization New York

NUMBER OF SHARES	(7)	Sole Voting Power -0- shares
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 225,000 shares
PERSON WITH
	(9)	Sole Dispositive Power -0- shares

	(10)	Shared Dispositive Power 225,000 shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 225,000 shares

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 2.3%

(14)	Type of Reporting Person OO

CUSIP No. 46621D 10 3	13D	Page 20 of 28 Pages

(1)	Name of Reporting Persons. Michael G. Jesselson 4/8/71 Trust I.R.S. Identification Nos. of Above Persons (entities only)

(2)	Check the Appropriate Box if a Member of a Group		(a) ☒
(b) ☐

(3) SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization New York

NUMBER OF SHARES	(7)	Sole Voting Power -0- shares
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 195,000 shares
PERSON WITH
	(9)	Sole Dispositive Power -0- shares

	(10)	Shared Dispositive Power 195,000 shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 195,000 shares

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 2.0%

(14)	Type of Reporting Person OO

Page 21 of 28 Pages

        This Schedule 13D is being filed jointly by John L. Macdonald, the Irrevocable Trust created under Agreement dated December 15, 1995 between John Macdonald as Grantor and Maxwell Stolzberg as Trustee (the "Irrevocable Trust"), Maxwell Stolzberg, as Trustee of the Irrevocable Trust, Philip S. Sassower, Phoenix Enterprises LLC ("Phoenix"), The Philip S. Sassower 1996 Charitable Remainder Annuity Trust (the "CRAT"), Edward Sassower, Wendy Sassower, Edward Sassower, as Custodian for William and James Sassower, Mark Sassower, Jill Sassower, Mark Sassower, as Custodian for Rachel, Lauren and David Sassower, Robert Sassower, Caroline O. Sack, Jonathan Sack, as Custodian for Elizabeth and Charlotte Sack, Goren Brothers Limited Partnership (the "Goren Brothers"), JAM Capital Assoc., LLC ("JAM Capital"), Daryl Lee Scot LLC ("DLS"), and the Michael G. Jesselson 4/8/71 Trust (the "Jesselson Trust") (collectively, the "Reporting Persons," and each, a "Reporting Person") pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission ("SEC") under Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D.

        This Schedule 13D constitutes Amendment No. 2 to the Schedule 13D of the Irrevocable Trust, Maxwell Stolzberg, as Trustee of the Irrevocable Trust, and John L. Macdonald, originally filed with the SEC on January 20, 1998, as amended on February 22, 2000 (the "Macdonald Schedule 13D"). This Schedule 13D also constitutes Amendment No. 3 to the Schedule 13D of Philip Sassower, Phoenix and the CRAT, originally filed with the SEC on July 9, 2001, as amended on September 24, 2001, and on May 29, 2003 (the "Sassower Schedule 13D").

        This Schedule 13D constitutes the initial filing of Edward Sassower, Wendy Sassower, Edward Sassower, as Custodian for William and James Sassower, Mark Sassower, Jill Sassower, Mark Sassower, as Custodian for Rachel, Lauren and David Sassower, Robert Sassower, Caroline Sack, Jonathan Sack, as Custodian for Elizabeth and Charlotte Sack, the Goren Brothers, JAM Capital, DLS and the Jesselson Trust.

        Except as expressly otherwise set forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of the shares of Common Stock (as defined below) beneficially owned by any other Reporting Person or any other person. The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit A.

Item 1. Security and Issuer

        This Schedule 13D relates to shares of common stock, $.01 par value (the "Common Stock"), of JLM Industries, Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 8675 Hidden River Parkway, Tampa, Florida 33637.

Item 2. Identity and Background

        Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person, except as otherwise provided in Rule 13d-1(k) under the Act.

  •
  John Macdonald, a United States citizen, is the Chairman of the Board, Chief Executive Officer and President of the Company. Mr. Macdonald's business address is 8675 Hidden River Parkway, Tampa, Florida 33637.

    Page 22 of 28 Pages

  •
  The Irrevocable Trust is a trust organized under and governed by the laws of the State of Florida. The Irrevocable Trust was formed to hold title to and control the disposition of assets placed in the Irrevocable Trust by its grantor, Mr. Macdonald, from time to time, and to facilitate financial planning activities of Mr. Macdonald. The principal office and business address of the Irrevocable Trust is 460 Park Avenue, New York, New York 10022.

  •
  Maxwell Stolzberg, the Trustee of the Irrevocable Trust, is a United States citizen and a partner of the law firm Mezan, Stolzberg & Schwartzman, P.C. Mr. Stolzberg's business address is 460 Park Avenue, New York, New York 10022.

  •
  Philip Sassower, a United States citizen, is the Chief Executive Officer and managing member of Phoenix. Mr. Sassower is a former director of the Company and resigned from the Company's Board of Directors effective May 29, 2003. Mr. Sassower's business address is 135 East 57th Street, 12th Floor, New York, New York 10022.

  •
  Phoenix is a New York limited liability company. The principal business of Phoenix is assisting in restructuring and providing long-term capital to business enterprises. The principal office and business address of Phoenix is 135 East 57th Street, 12th Floor, New York, New York 10022.

  •
  The CRAT is a trust organized under and governed by the laws of the State of New York. Mr. Philip Sassower is a co-trustee of the CRAT. The principal office and business address of the CRAT is 135 East 57th Street, 12th Floor, New York, New York 10022.

  •
  Edward Sassower, a United States citizen, is an attorney and a private investor. Mr. Sassower is also the husband of Wendy Sassower and custodian for William and James Sassower. Mr. Sassower's business address is c/o Phoenix Enterprises LLC, 135 East 57th Street, 12th Floor, New York, New York 10022.

  •
  Wendy Sassower, a United States citizen, is a private investor. Ms. Sassower is also the wife of Edward Sassower. Ms. Sassower's business address is c/o Phoenix Enterprises LLC, 135 East 57th Street, 12th Floor, New York, New York 10022.

  •
  Mark Sassower, a United States citizen, is a private investor. Mr. Sassower is also the husband of Jill Sassower and custodian for Rachel, Lauren and David Sassower. Mr. Sassower's business address is c/o Phoenix Enterprises LLC, 135 East 57th Street, 12th Floor, New York, New York 10022.

  •
  Jill Sassower, a United States citizen, is a private investor. Ms. Sassower is also the wife of Mark Sassower. Ms. Sassower's business address is c/o Phoenix Enterprises LLC, 135 East 57th Street, 12th Floor, New York, New York 10022.

  •
  Robert Sassower, a United States citizen, is a private investor. Robert Sassower's business address is c/o Phoenix Enterprises LLC, 135 East 57th Street, 12th Floor, New York, New York 10022.

  •
  Caroline Sack, a United States citizen, is a private investor. Ms. Sack is also the wife of Jonathan Sack. Ms. Sack's business address is c/o Phoenix Enterprises LLC, 135 East 57th Street, 12th Floor, New York, New York 10022.

  •
  Jonathan Sack, a United States citizen, is an attorney and a private investor. Mr. Sack is also the husband of Caroline Sack and custodian for Elizabeth and Charlotte Sack. Mr. Sack's business address is c/o Phoenix Enterprises LLC, 135 East 57th Street, 12th Floor, New York, New York 10022.

    Page 23 of 28 Pages

  •
  Goren Brothers is a New York limited partnership. The principal business of the Goren Brothers is investing and providing capital to business enterprises. James Goren, a United States citizen, and Alexander Goren, a Brazilian citizen, are the general partners of Goren Brothers. The principal office and business address of the Goren Brothers is 150 East 52nd Street, 29th Floor, New York, New York 10022. The business address of James and Alexander Goren is c/o Goren Brothers, L.P., 150 East 52nd Street, 29th Floor, New York, New York 10022.

  •
  JAM Capital is a New York limited liability company. The principal business of JAM Capital is investing and providing capital to business enterprises. Leonard Pearlman, a United States citizen, is the manager of JAM Capital. The principal office and business address of JAM Capital is 112 West 56thStreet, New York, New York 10019. The business address of Leonard Pearlman is c/o JAM Capital, L.P., 112 West 56th Street, New York, New York 10019.

  •
  DLS is a New York limited liability company. The principal business of DLS is investing and providing capital to business enterprises. Donald Tick, a United States citizen, is the managing member of DLS. The principal office and business address of DLS is 1233 Beech Street, Atlantic Beach, New York 11509. The business address of Donald Tick is c/o Daryl Lee Scot LLC, 1233 Beech Street, Atlantic Beach, New York 11509.

  •
  The Jesselson Trust is a trust organized under and governed by the laws of the State of New York. Claire L. Strauss is the trustee of the Jesselson Trust. The principal office and business address of the Jesselson Trust is 450 Park Avenue, Suite 2603, New York, New York 10022.

        During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

        For those Reporting Persons for which this Schedule 13D constitutes an initial filing, all purchases of shares of the Common Stock were made with the personal funds of such Reporting Person.

Page 24 of 28 Pages

Item 4. Purpose of Transaction

        On June 24, 2003, Messrs. Macdonald and Sassower, on behalf of themselves and the other Reporting Persons, submitted a proposal to the Board of Directors of the Company pursuant to which, through a merger (the "Merger"), a company to be formed by Messrs. Macdonald and Sassower ("Holdings") would acquire all of the outstanding shares of Common Stock of the Company not currently owned by the Reporting Persons. Under the terms of the proposed Merger, upon completion (i) all of the outstanding shares of Common Stock, other than shares held by the Reporting Persons (excluding 500,000 shares of Common Stock held by Mr. Macdonald), would be cancelled and the stockholders would be entitled to receive $1.40 in cash for each share, (ii) all outstanding options and warrants issued by the Company will be cancelled, with the holders of such options and warrants entitled to receive an amount of cash equal to the excess, if any, of $1.40 per share over the exercise price per share of such option or warrant multiplied by the number of shares then issuable thereunder, if any, and (iii) the Company would merge with a wholly-owned subsidiary of Holdings ("Acquisition Newco") and the Company would continue as the surviving corporation.

        Consummation of the proposed Merger is subject to, among other things, (i) the negotiation and execution of a definitive merger agreement between the Company, Holdings and Acquisition Newco, with mutually agreeable terms and conditions, including customary representations, warranties, covenants and conditions; (ii) the approval of the transaction by the Company's Board of Directors, a special committee of the Board of Directors and the affirmative vote of holders representing a majority of the shares of Common Stock entitled to vote; and (iii) the receipt of all necessary regulatory approvals. In the event the Merger is consummated, the registration of the Common Stock, pursuant to Section 12(g) of the Act, would be terminated and the Common Stock would cease to trade on Nasdaq.

        Messrs. Macdonald and Sassower reserve the right to modify or withdraw the proposal at any time prior to the execution and delivery of the definite merger agreement in the event that they become aware of any facts or circumstances that they determine, in their sole discretion, make such action appropriate. Neither Messrs. Macdonald and Sassower nor the other Reporting Persons, shall have any obligation to the Company or its stockholders with respect to the proposal unless and until they execute and deliver a definitive merger agreement, which must be in form and content satisfactory to them in their sole discretion.

        Except as contemplated by the proposal, the proposed Merger, and the transactions contemplated thereby, the Reporting Persons do not presently have any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

        (a)    John Macdonald is the beneficial owner of an aggregate of 4,059,525 shares of Common Stock, which constitutes approximately 41.8% of the issued and outstanding shares of Common Stock as of the date hereof. The number of shares beneficially owned by Mr. Macdonald includes (i) 2,429,608 shares of Common Stock held of record by the Irrevocable Trust, (ii) 1,349,000 shares of Common Stock held of record by Derry L. Macdonald, (iii) 167,040 shares of Common Stock held of record by two irrevocable trusts created for the benefit of Mr. Macdonald's children, in which Mr. Macdonald is the trustee and to which Mr. Macdonald disclaims beneficial ownership, (iv) 78,877 shares of Common Stock held of record by Mr. Macdonald, and (v) options to purchase 35,000 shares of Common Stock held by Mr. Macdonald. Ms. Derry Macdonald is not a Reporting Person for purposes of this Schedule 13D and is not a member of the group for purposes of Section 13(d)(3) of the Act and this Schedule 13D.

        The Irrevocable Trust is the record owner of an aggregate of 2,429,608 shares of Common Stock of which Mr. Stolzberg is trustee and Mr. Macdonald is the grantor and sole beneficiary, which constitutes approximately 25.1% of the issued and outstanding shares of Common Stock as of the date hereof.

Page 25 of 28 Pages

        Maxwell Stolzberg, as trustee of the Irrevocable Trust, is the beneficial owner of an aggregate of 2,429,608 shares of Common Stock held of record by the Trust, which constitutes approximately 25.1% of the issued and outstanding shares of Common Stock as of the date hereof.

        Philip Sassower may be deemed to be the beneficial owner of an aggregate of 624,780 shares of Common Stock, which constitutes approximately 6.3% of the issued and outstanding shares of Common Stock as of the date hereof. The number of shares beneficially owned by Mr. Sassower includes (i) 331,048 shares of Common Stock held of record by Phoenix, of which Mr. Sassower is the managing member, (ii) 288,732 shares of Common Stock held of record by or issuable upon exercise of warrants held of record by the CRAT, of which Mr. Sassower is the co-trustee, and (iii) options to purchase 5,000 shares of Common Stock held by Mr. Sassower.

        Phoenix is the record owner of 331,048 shares of Common Stock, which constitutes approximately 3.4% of the issued and outstanding shares of Common Stock as of the date hereof.

        The CRAT is the beneficial owner of 288,732 shares of Common Stock, which constitutes approximately 2.9% of the issued and outstanding shares of Common Stock as of the date hereof. The number of shares beneficially owned by the CRAT includes (i) 80,400 shares of Common Stock held of record by the CRAT, and (ii) warrants to purchase 208,332 shares of Common Stock held by the CRAT.

        Edward Sassower is the beneficial owner of 234,228 shares of Common Stock, which constitutes approximately 2.4% of the issued and outstanding shares of Common Stock as of the date hereof. The number of shares beneficially owned by Edward Sassower includes 201,628 shares of Common Stock held of record by him and 32,600 shares of Common Stock held by him as custodian for William and James Sassower.

        Wendy Sassower is the record owner of 10,600 shares of Common Stock, which constitutes less than 1% of the issued and outstanding shares of Common Stock as of the date hereof. The number of shares beneficially owned by Wendy Sassower excludes 201,628 shares of Common Stock held of record by Edward Sassower, the husband of Ms. Sassower, and 32,600 shares of Common Stock held of record by Edward Sassower as custodian for William and James Sassower.

        Mark Sassower is the beneficial owner of 231,918 shares of Common Stock, which constitutes approximately 2.4% of the issued and outstanding shares of Common Stock as of the date hereof. The number of shares beneficially owned by Mark Sassower includes 201,718 shares of Common Stock held of record by him and 30,200 shares of Common Stock held by him as custodian for Rachel, Lauren and David Sassower.

        Jill Sassower is the record owner of 8,900 shares of Common Stock, which constitutes less than 1% of the issued and outstanding shares of Common Stock as of the date hereof. The number of shares beneficially owned by Jill Sassower excludes 201,718 shares of Common Stock held of record by Mark Sassower, the husband of Ms. Sassower, and 30,200 shares of Common Stock held by Mark Sassower as custodian for Rachel, Lauren and David Sassower.

        Robert Sassower is the record owner of 200,764 shares of Common Stock, which constitutes approximately 2.1% of the issued and outstanding shares of Common Stock as of the date hereof.

Page 26 of 28 Pages

        Caroline Sack is the record owner of 87,328 shares of Common Stock, which constitutes less than 1% of the issued and outstanding shares of Common Stock as of the date hereof. The number of shares beneficially owned by Caroline Sack excludes 26,000 shares of Common Stock held of record by Jonathan Sack as custodian for Elizabeth and Charlotte Sack. Mr. Sack is the husband of Ms. Sack.

        Jonathan Sack is the beneficial owner of 26,000 shares of Common Stock, which constitutes less than 1% of the issued and outstanding shares of Common Stock as of the date hereof. The number of shares beneficially owned by Jonathan Sack includes 26,000 shares of Common Stock held by him as custodian for Elizabeth and Charlotte Sack and excludes 87,328 shares of Common Stock held of record by Caroline Sack.

        Goren Brothers is the record owner of 235,000 shares of Common Stock, which constitutes approximately 2.4% of the issued and outstanding shares of Common Stock as of the date hereof.

        JAM Capital is the record owner of 147,000 shares of Common Stock, which constitutes approximately 1.5% of the issued and outstanding shares of Common Stock as of the date hereof.

        DLS is the record owner of 225,000 shares of Common Stock, which constitutes approximately 2.3% of the issued and outstanding shares of Common Stock as of the date hereof.

        The Jesselson Trust is the record owner of 195,000 shares of Common Stock, which constitutes approximately 2.0% of the issued and outstanding shares of Common Stock as of the date hereof.

        (b)    Pursuant to the terms of a Stockholders Voting Agreement, Irrevocable Proxy and Right of First Refusal dated September 17, 1999 (the "Stockholders' Agreement"), John Macdonald has been granted an irrevocable proxy to vote all of the shares of Common Stock held of record by Derry B. Macdonald in accordance with the terms of the Stockholders' Agreement. Ms. Macdonald has sole dispositive power over these shares of Common Stock. Mr. Macdonald has sole voting and dispositive power over the shares of Common Stock held of record by the two irrevocable trusts created for the benefit of his children and over the shares of Common Stock held of record by him. Until the stock options held by Mr. Macdonald are exercised, Mr. Macdonald does not have any power to vote or dispose of any of the shares of Common Stock that may be issued upon exercise of such options.

        Under terms of the Irrevocable Trust, Maxwell Stolzberg, as trustee, has the full and exclusive right and power to vote and dispose of all shares of the Common Stock held by the Irrevocable Trust. However, as a result of Mr. Macdonald's right to terminate the Irrevocable Trust by providing written notice at certain specified times and acquire beneficial ownership of the shares of Common Stock held by the Irrevocable Trust, Mr. Macdonald and Mr. Soltzberg may be deemed to share voting and investment control with respect to the shares of Common Stock held by the Irrevocable Trust.

        As Chief Executive Officer and managing member of Phoenix, Philip Sassower shares voting and dispositive power with Phoenix over the shares of Common Stock held by Phoenix. Until the stock options held by Mr. Sassower are exercised, Mr. Sassower does not have any power to vote or dispose of any of the shares of Common Stock that may be issued upon exercise of such options.

        As co-trustee of the Trust, Mr. Sassower may be deemed to share voting and dispositive power with the CRAT over the shares of Common Stock beneficially owned by the CRAT. Until the warrants held by the CRAT are exercised, neither the CRAT nor Mr. Sassower has any power to vote or dispose of any of the shares of Common Stock that may be issued upon exercise of such warrants.

Page 27 of 28 Pages

        Edward Sassower has sole voting and dispositive power of the shares of Common Stock held by him and held by him as custodian for William and James Sassower.

        Wendy Sassower has sole voting and dispositive power of the shares of Common Stock held of record by her.

        Mark Sassower has sole voting and dispositive power of the shares of Common Stock held by him and held by him as custodian for Rachel, Lauren and David Sassower.

        Jill Sassower has sole voting and dispositive power of the shares of Common Stock held of record by her.

        Robert Sassower has sole voting and dispositive power of the shares of Common Stock held of record by him.

        Caroline Sack has sole voting and dispositive power of the shares of Common Stock held of record by her.

        Jonathan Sack has sole voting and dispositive power of the shares of Common Stock held by him as custodian for Elizabeth and Charlotte Sack.

        As the general partners of the Goren Brothers, James and Alexander Goren share voting and dispositive power with the Goren Brothers over the shares of Common Stock held by the Goren Brothers.

        As the manager of JAM Capital, Leonard Pearlman shares voting and dispositive power with JAM Capital over the shares of Common Stock held by JAM Capital.

        As the managing member of DLS, Donald Tick shares voting and dispositive power with DLS over the shares of Common Stock held by DLS.

        As trustee of the Jesselson Trust, Claire Strauss may be deemed to share voting and dispositive power with the Jesselson Trust over the shares of Common Stock held by the Jesselson Trust.

        (c)    Edward Sassower purchased (i) 4,500 shares of Common Stock on May 22, 2003 at a price of $0.9067307 per share, and (ii) 3,000 shares of Common Stock on May 27, 2003 at a price of $0.95 per share. The purchases were made in the open market through a broker. Edward Sassower also purchased, as custodian for William and James Sassower, 20,000 shares of Common Stock on May 22, 2003 at a price of $1.00 per share. The purchase was made from a private individual in a private transaction.

        Mark Sassower purchased (i) 2,080 shares of Common Stock on May 13, 2003 at a price of $0.77 per share, (ii) 2,900 shares of Common Stock on May 23, 2003 at a price of $0.9067307 per share, and (iii) 3,000 shares of Common Stock on May 28, 2003 at a price of $0.95 per share. The purchases were made in the open market through a broker. Mark Sassower also purchased, as custodian for Rachel, Lauren and David Sassower, 30,200 shares of Common Stock on May 22, 2003 at a price of $1.00 per share. The purchase was made from a private individual in a private transaction.

        Robert Sassower purchased (i) 3,000 shares of Common Stock on May 22, 2003 at a price of $0.9067307 per share, and (ii) 3,000 shares of Common Stock on May 28, 2003 at a price of $0.95 per share. The purchases were made in the open market through a broker.

        Jonathan Sack purchased, as custodian for Elizabeth and Charlotte Sack, 6,000 shares of Common Stock on June 4, 2003 at a price of $0.9817 per share. The purchases were made in the open market through a broker. Jonathan Sack also purchased, as custodian for Elizabeth and Charlotte Sack, 20,000 shares of Common Stock on May 22, 2003 at a price of $1.00 per share. The purchase was made from a private individual in a private transaction.

        Except as described in this Schedule 13D, none of the Reporting Persons have effected any transactions in the Common Stock during the past sixty (60) days or, in the case of Philip Sassower, Phoenix and the CRAT, since May 29, 2003, the date of the most recent Sassower Schedule 13D filing.

  (d)
  Not applicable.

  (e)
  Not applicable.

    Page 28 of 28 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Each Reporting Person intends to vote their shares of Common Stock in favor of the proposed Merger, and in connection with the proposed transaction, may grant a proxy to vote their shares of Common Stock to Holdings. Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, including but not limited to, transfer of or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

        Messrs. Macdonald and Sassower reserve the right to modify or withdraw the proposal at any time prior to the execution and delivery of the definite merger agreement in the event that they become aware of any facts or circumstances that they determine, in their sole discretion, make such action appropriate. Neither Messrs. Macdonald and Sassower nor the other Reporting Persons, shall have any obligation to the Company or its stockholders with respect to the proposal unless and until they execute and deliver a definitive merger agreement, which must be in form and content satisfactory to them in their sole discretion.

Item 7. Material to be Filed as Exhibits

        Exhibit A.: Joint Filing Agreement, dated July 3, 2003, by and between the Reporting Persons.

        Exhibit B:    Proposal letter, dated June 24, 2003, from John L. Macdonald and Philip S. Sassower to the Board of Directors of JLM Industries, Inc.

SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: July 3, 2003

/s/ JOHN L. MACDONALD John L. Macdonald
IRREVOCABLE TRUST CREATED UNDER AGREEMENT DATED DECEMBER 15, 1995 BETWEEN JOHN MACDONALD, AS GRANTOR AND MAXWELL STOLZBERG, AS TRUSTEE.
By:	/s/ MAXWELL STOLZBERG Maxwell Stolzberg, Trustee
/s/ MAXWELL STOLZBERG Maxwell Stolzberg, as Trustee
/s/ PHILIP S. SASSOWER Philip S. Sassower
PHOENIX ENTERPRISES LLC
By:	/s/ PHILIP S. SASSOWER Philip S. Sassower, Chief Executive Officer
THE PHILIP S. SASSOWER 1996 CHARITABLE REMAINDER ANNUITY TRUST
By:	/s/ PHILIP S. SASSOWER Philip S. Sassower, Co-Trustee
/s/ EDWARD SASSOWER Edward Sassower
/s/ WENDY SASSOWER Wendy Sassower
/s/ EDWARD SASSOWER Edward Sassower, as Custodian for William and James Sassower
/s/ MARK SASSOWER Mark Sassower
/s/ JILL SASSOWER Jill Sassower

/s/ MARK SASSOWER Mark Sassower, as Custodian for Rachel, Lauren and David Sassower
/s/ ROBERT SASSOWER Robert Sassower
/s/ CAROLINE O. SACK Caroline O. Sack
/s/ JONATHAN SACK Jonathan Sack, as Custodian for Elizabeth and Charlotte Sack
GOREN BROTHERS LIMITED PARTNERSHIP
By:	/s/ ALEXANDER M. GOREN Alexander M. Goren, General Partner
JAM CAPITAL ASSOC., LLC
By:	/s/ LEONARD PEARLMAN Leonard Pearlman, Manager
DARYL LEE SCOT LLC
By:	/s/ DONALD TICK Donald Tick, Managing Member
MICHAEL G. JESSELSON 4/8/71 TRUST
By:	/s/ CLAIRE L. STRAUSS Claire L. Strauss, Trustee

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